YA ZHU SILK, INC.

Suite 1002, 10/F Fang Da Building ,

 NanShan Science & Hi-Tech Park , NanShan District, ShenZhen , China 518057

Tel: (+86) 755-8668-1130

August 15, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
USA

Attention:

Larry Spirgel

Assistant Director

Dear Sirs:

Re: Ya Zhu Silk, Inc. (the “Company”) Amendment No. 2 to Form 8-K(the “8-K”) Filed June 8, 2012 File No. 333-155486

The Company writes in response to your letter of June 18, 2012 to Fengrui Yue, President of the Company, with respect to Amendment No. 2 to the Form 8-K filed by the Company.  The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of June 18, 2012.

General

Background to Agreements, page 4

1.

We note your response to comment 3 in our letter dated March 28, 2012.  Please revise your disclosure to include at the beginning of the Form 8-K the disclosure you provide in your MD&A related to the transactions contemplated under the Share Exchange Agreement, VIE agreements and the Kunekt Asset Purchase Agreement.  Please specifically discuss the three transactions.  Additionally, please discuss that the transactions contemplated under these agreements are intertwined as a series of transactions that were initially contemplated by Mark Bruk and Kunekt Corporation, but due to the temporary cease trade order issued against Kunekt Corporation by the British Columbia Securities Commission, Mr. Bruk and Kunekt Corporation are attempting to complete the share exchange transactions with AMS-INT Asia Limited through thepublic shell Ya Zhu Silk, which also includes an asset purchase agreement with Kunekt Corporation, followed by a name change to Kunekt Mobile Solutions Asia Ltd. We note

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            your disclosure on page 10 of the Form 10-Q filed on May 23, 2012.  We also note your disclosure on page 44 of the Form 8-K/A filed on June 8, 2012, that the Kunekt Asset Purchase Agreement has no connection with the reverse acquisition with Ya Zhu Silk and AMS and the VIE business combination transactions.  Please clarify this disclosure given it appears all three transactions are intertwined as one.

Response:

The disclosure in the 8-K on page 4 has been revised accordingly.

2.

We note your response to comment 4 in our letter dated March 28, 2012, including the organizational chart provided on page 10.  However, we note you did not fully comply with our comment.  For instance, your corporate structure chart does not clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, country of incorporation and holding or operational company status, as the case may be, within the chart.  Further, we note you did not provide disclosure in the 8-K discussing the main principals and contributors of these entities, including this disclosure in your organizational chart.  Please revise.

Response:

The disclosure in the 8-K on page 14 and 15 has been revised accordingly.

3.

We note your responses to comments 5 and 15 in our letter dated March 28, 2012; however, we note you did not fully comply with our comment by including the disclosure provided in your response letter in the Form 8-K itself.  Please revise to include the information you provided in response to comments 5 and 15 in the Form 8-K. Additionally, as noted in our comment 5 in our letter dated March 28, 2012, revise your disclosure in the Form 8-K to discuss the temporary cease trade order issued against Kunekt and the effect it has on all agreements entered into by Ya Zhu and all parties subject to the master agreement, including discussion of the asset purchase agreement with Kunekt.  If applicable, provide appropriate risk factor disclosure also.

Response:

The disclosure in the 8-K on page 11 and 12 has been revised accordingly.

With respect to the temporary cease trade order issued by the British Columbia SecuritiesCommission against Kunekt Corporation, provide the following disclosure in the 8-K:

•

the date of the order;

•

the partie(s) to the order;

•

the securities violations;

•

the facts underlying the securities violations outlined in the order; and

•

the sanctions imposed.

Response:

The disclosure in the 8-K on page 12 has been revised accordingly.

4.

We note your response to comment 6 in our letter dated March 28, 2012.  Revise your disclosure throughout the Form 8-K to identify the “Subscriber” to the subscription agreement for 40,000 common shares to be issued as Everona Limited.  Discuss any

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            material relationships Everona Limited has with any parties to the share exchange and master amending agreements.

Response:

The disclosure in the 8-K on page 9 has been revised accordingly.

Share Exchange Agreements, page 4

5.

We note your response to comment 11 in our letter dated March 28, 2012.  Please revise your disclosure in the Form 8-K to note all common shares currently issued and outstanding to Yue and Li pursuant to the share exchange agreements.  Please also update your beneficial ownership table to reflect all share issuances to the parties to the share exchange agreements.

Response:

The disclosure in the 8-K on page 10 has been revised accordingly.

6.

We note your response to comment 12 in our letter dated March 28, 2012.  Please revise your disclosure to discuss the potential maximum ownership percentage Yue and Li will have in the publicly reporting entity if the maximum number of shares are issued to each party pursuant to the share exchange agreement.

Response:

The disclosure in the 8-K on page 11 has been revised accordingly.

7.

We note your response to comment 13 in our letter dated March 28, 2012.  Please include the tabular disclosure provided in response to our comment in the Form 8-K itself.

Response:

The disclosure in the 8-K on page 11 has been revised accordingly.

Purchase of Kunekt Assets, page 6

8.

We note your response to comment 16 in our letter dated March 28, 2012.  Please include the disclosure provided in response to our comment in the Form 8-K itself.

Response:

The disclosure in the 8-K on page 7 has been revised accordingly.

Subscription Agreement, page 6

9.

We note your responses to comments 17-19 in our letter dated March 28, 2012.  Please include all of the disclosure provided in response to these comments in the Form 8-K itself.

Response:

The disclosure in the 8-K on page 8 has been revised accordingly.

Registration Rights, page 7

10.

We note your response to comment 20 in our letter dated March 28, 2012.  Please include the disclosure provided in response to our comment in the Form 8-K itself.  In addition, discuss whether any penalty payments have been received by any parties to theagreement pursuant to the penalty provision of the registration rights agreements.  We

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            note your disclosure provided in response to our comment that each of the parties to the agreement are entitled to receive the penalty payments of 1.5% of the deemed value of the shares per month if the shares are not registered within 120 days of December 31,2011.  If no, please discuss why no penalty payments have been paid to date.

Response:

The disclosure in the 8-K on page 9 has been revised accordingly. On August 14, 2012, the parties to the registration rights agreement entered into a amending agreement whereby the Ya Zhu has until September 30, 2012 to register the shares issued pursuant to the Master Agreement.

11.

We note your response to comment 21 in our letter dated March 28, 2012.  Please clarify your statement in your response letter that the resale restrictions of Rule 144(i) will not impact your duties under the registration rights agreement because Rule 144(i) is not available to your shareholders.

Response:

Because Rule 144(i) is not available to Ya Zhu’s shareholders, we will have no duties under the Registration Rights Agreement. The Registration Rights Agreement does not create any obligation on Ya Zhu to make it its securities available for resale under Rule 144; it provides on obligation to facility any transfers that are available under Rule 144. As Rule 144 is not available to the shareholders of Ya Zhu, there are no obligations on Ya Zhu.

Business, page 9

AMS, page 17

12.

We note your response to comment 22 in our letter dated March 28, 2012. Please include the disclosure provided in response to our comment in the Form 8-K itself.

Response:

The disclosure in the 8-K on page 22 has been revised accordingly.

Intellectual Properties, page 24

13.

We note your response to comment 38 in our letter dated March 28, 2012.  Please include the disclosure provided in response to our comment in the Form 8-K itself.  In addition, discuss the current status of trademark application in the Form 8-K.

Response:

The disclosure in the 8-K on page 29 has been revised accordingly.

Risk Factors, page 28

14.

We note from your response to comment 8 in our letter dated March 28, 2012 that your lead person responsible for preparing your financial statements has many years of experience in working with other US public companies but does not hold a designation. It also appears that you rely on outside firms to ensure that your financial statements comply with U.S. GAAP.  Based on your response, we believe that you do not have accounting personnel with sufficient experience in maintaining your books and recordsand preparing financial statements in accordance with U.S. GAAP.  Please

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           include a risk factor to describe your requirements to maintain an effective system of internal control over financial reporting and pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and Item 308 of Regulation S-K to annually furnish a report by your management onyour internal control over financial reporting.  You should also describe those factors that impact your ability to prepare financial statements and maintain your books and recordsin U.S. GAAP.  These factors would include your books and records being maintainedand prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP not having knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.  In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Response:

The disclosure in the 8-K on page 43 has been revised accordingly. The Company confirms that it will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Management’s Discussion and Analysis of Financial Conditions and

Results of Operations, page 43

15.

Please update your MD&A disclosure to also reflect the period ended March 31, 2012.

Response:

The Company has updated the MD&A to reflect the period ended June 30, 2012.

AMS-INT Asia Limited and Subsidiaries, page 33

Liquidity and Capital Resources, page 34

16.

We note your response to comment 55 in our letter dated March 28, 2012; however, note that you did not comply with the comment.  Thus, we reissue our comment.  Please discuss the significant increase in funds advanced from related parties of AMS.  Disclose the amount of funds advanced and identify the related parties involved.

Response:

The disclosure in the 8-K on page 51 and 52 has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 43

17.

Please refer to our prior comment 5.  Please revise your beneficial ownership table to reflect all share issuances to parties subject to the share exchange agreements.

Response:

The disclosure in the 8-K on page 52 has been revised accordingly.

18. We note your response to comment 58 in our letter dated March 28, 2012. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares beneficially held by Ya Zhu.

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Response:

The disclosure in the 8-K on page 53 has been revised accordingly.

Financial Statements

AMS-INT Asia Limited and Subsidiaries

Note 1 Organization and description of business

19.

We note from the disclosure of your basis for consolidation that you entered into voting rights agreements between AMS and the shareholders of the VIEs, on June 28, 2011.Tell how us how you determined that you have a controlling financial interest in the VIEs through the voting rights agreement.  In your response tell us how you evaluated the criteria in ASC 810-10-25-38A in determining whether you have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, the obligation to absorb the VIEs’ losses that could be significant to the VIEs and the right to receive benefits from the VIEs.  In addition, please explain the basis for consolidation for periods prior to the date you entered into the voting agreements.

Response:

The public company has a controlling financial interest in the VIEs through the VIE Agreements, as discussed in the 8-K, pursuant to ASC 810-10-25-38A. The public company has the power to direct the activities of the VIEs and the obligation to absorb the VIEs’ losses that could be significant to the VIEs and the right to receive benefits from the VIEs. We believe it is sufficient, along with the voting rights agreement.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

YA ZHU SILK, INC.

Fengrui Yue
President

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